YUKON-NEVADA GOLD CORP.’S JERRITT CANYON ENGAGES CONTRACT MINER

Vancouver, BC – August 8, 2008 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces its has contracted with Small Mine Developers (SMD) to continue mining at its Smith Mine at the Jerritt Canyon Project, Nevada.

President and CEO Graham Dickson stated that “with our present mining plan our underground operations were not showing the profitability needed to continue or to expand our mining operations. However the contractors SMD have been engaged to mine ore grade material at a cost such that it can be processed profitably at our own milling facility.” For two decades now, SMD has been on the leading edge of mechanized underground mining innovation in the western United States.

Yukon-Nevada Gold will now continue to process its own ore, its own stockpiled ore and the stockpiled ore of Newmont under its existing agreement with Newmont which lasts to the end of the year. Yukon-Nevada Gold is in negotiations with Newmont with regard to a further milling agreement on a cost plus basis at a rate of 3,000 tpd.

Yukon-Nevada Gold is additionally pursuing further milling contracts for ore generated in the Jerritt Canyon area which can be processed through either its roasting facility or its separate wet milling facility.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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